Exhibit 99.1

Costamare Inc. Files Shelf Registration Statement

Athens, Greece – October 21, 2013 – Costamare Inc. (the “Company”) (NYSE: CMRE) announced today that it has filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement only covers new issuances by the Company.  It is not available for sales by members of the Konstantakopoulos family, the principal stockholders of the Company, as they do not have any current intention to sell their shares.

The shelf registration statement, when declared effective by the SEC, will give the Company the ability to offer and sell up to $300,000,000 of its securities consisting of common stock, preferred stock, debt securities, warrants, rights and units. After the shelf registration statement becomes effective, the Company may offer and sell such securities from time to time and through one or more methods of distribution, subject to market conditions and the Company’s capital needs. The terms of any offering under the shelf registration statement will be established at the time of such offering and will be described in a prospectus supplement filed with the SEC prior to completion of the offering.

The registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A copy of the prospectus included in the registration statement may be obtained on the SEC’s website at www.sec.gov or on the Company’s website listed below. In addition, the Company would file a prospectus supplement with the SEC in connection with any offering under the shelf registration statement. The information on the Company’s website is not a part of the registration statement, the prospectus or any prospectus supplement which may be issued under the registration statement.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 38 years of history in the international shipping industry and a fleet of approximately 60 containerships, with a total capacity in excess of 350,000 TEU, including newbuild containerships on order. Our fleet includes several vessels in the water and on order acquired or to be acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a 49% equity interest. The Company’s common stock and Series B Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE” and “CMRE PR B”, respectively.

Forward-Looking Statement

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer

Konstantinos Tsakalidis - Business Development

Costamare Inc., Athens, Greece

Tel: (+30) 210-949-0050

Email: ir@costamare.com

Website: www.costamare.com

Investor Relations Advisor/ Media Contact:
Gus Okwu

Allison & Partners, New York

Telephone: (+1) 646-428-0638

Email: costamare@allisonpr.com